 Singtel

6 August 2008


08004669

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 28 July 2008 to 1 August 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388   Fax: +65 6732 8428
Email: contact@singtel.com   Website: www.singtel.com

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Notice of <u>a Director's (including a director who is a substantial shareholder)</u> <u>Interest and Change in Interest</u> *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2008 17:50:07
Announcement No.	00094

>> Announcement Details
The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer *

   01-08-2008

2. Name of <u>Director</u> *

   Chua Sock Koong

3. Please tick one or more appropriate box(es): *

   • Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of <u>Interest</u>

   31-07-2008

2. Name of Registered Holder

   RBC Dexia Trust Services Singapore Limited

3. Circumstance(s) giving rise to the interest or change in interest

   Open Market Purchase

   \# Please specify details

   Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of <u>Shares</u> held before the change	10,483,283
As a percentage of issued share capital	0.0658 %
No. of Shares which are subject of this notice	301,000

As a percentage of issued share capital	0.0019 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.5816
No. of Shares held after the change	10,784,283
As a percentage of issued share capital	0.0677 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level   From % To %

3. Circumstance(s) giving rise to the interest or change in interest   [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,984,825	13,913,906
As a percentage of issued share capital	0.0125 %	0.0874 %
No. of shares held after the change	1,984,825	14,214,906
As a percentage of issued share capital	0.0125 %	0.0893 %

Footnotes

Note: The deemed interest of 14,214,906 ordinary shares includes:
(i) 10,784,283 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 3,402,486 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments

Total size = **0**
(2048K size limit recommended)

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ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Aug-2008
Time	08:27:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

Telephone   61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
                  61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	9 July 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. Dexia currently holds 10,784,283 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	1) 30 July 2008 2) 31 July 2008

No. of securities held prior to change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 10,483,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	1) 151,000 ordinary shares 2) 150,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) S$3.56603 2) S$3.59733
No. of securities held after change	1,984,825 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 10,784,283 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change ·Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080730-31)

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 3,402,486 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Aug-2008
Time	08:15:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

Telephone   61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
                 61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2008 12:31:55
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Senior Management Movements
Description	
Attachments	𝓟 NR20080801-SeniorMgtMovement.pdf Total size = **74K** (2048K size limit recommended)

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 SingTel

News Release

Senior Management Movements

Singapore, 1 August 2008 – Singapore Telecommunications Limited (SingTel) today announced the resignation of Mr Francis Heng Hang Song as its Group Chief Financial Officer with effect from 1 September 2008.

"We thank Francis for his contributions to the SingTel Group and would like to extend our best wishes to him in his future endeavours," said Ms Chua Sock Koong, Group Chief Executive Officer.

Ms Jeann Low Ngiap Jong, who is currently Chief Financial Officer of Optus, will be appointed as Group Chief Financial Officer with effect from 1 September 2008. Jeann has been with the SingTel Group since 1998 and has served in various capacities including Executive Vice President (Strategic Investments) and Group Financial Controller. Jeann will continue with her current role as CFO of Optus.

"We are pleased to appoint Jeann to the Group CFO role. She brings significant financial expertise, broad industry experience and a strong track record to her new appointment. We look forward to her continuous contribution as a valuable member of our leadership team," said Ms Chua.

....



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Facsimile	
To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	01-Aug-2008
Time	14:36:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

Telephone   61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
                          61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - Senior Management Movement

SEC File No: 82-3622

🖶 **Print this page**

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jul-2008 17:38:20
Announcement No.	00096

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the first quarter ended 30 June 2008
Description	
Attachments	𝒫 389-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the first quarter ended 30 June 2008

Singapore Telecommunications Limited will be announcing its results for the first quarter ended 30 June 2008 on 12 August 2008, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 29 July 2008



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone   61 2 9227 0334

Facsimile:

Australia:	1300 135 638
New Zealand:	0800 449 707
International:	61 2 9347 0005
	61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	30-Jul-2008
Time	08:26:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Q1 results

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2008 17:27:26
Announcement No.	00086

>> Announcement Details	
The details of the announcement start here ...	

Announcement Title *	Presentation - 16th Annual General Meeting (25 July 2008) - Amended Page 12
Description	Attached is the amended Page 12 of the presentation materials for the presentation made by Ms Chua Sock Koong, Group Chief Executive Officer of Singapore Telecommunications Limited ("SingTel"), at the 16th Annual General Meeting of SingTel, sent on 25 July 2008.
Attachments	🔗 2008-AGMpresentation-amendedpage12.pdf Total size = **19K** (2048K size limit recommended)

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Increase in full year ordinary dividend

FY07/08 ordinary dividend

Total payout since 2000

Ordinary dividend per share
(cents)



6.9¢
Proposed final dividend

5.6¢
Interim ordinary dividend

Shareholder payout
(S$ billion)

☐ Special dividend & Capital reduction
☐ Ordinary dividend



12



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	29-Jul-2008
Time	08:25:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
  61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation at the 16th AGM - amended page 12

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END

29/07 2008 TUE 06:19 [TX/RX NO 5378] ☑001